ANNEX 2 — ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements in the period from
3 February to 5 March 2014

National Grid plc (‘NG’)
3 March 2014
—
Block Listing Interim Return
—
NB: References are to NG Ordinary shares of 11 17/43p.

1. Name of Company	National Grid plc

2. Name of Scheme	Employee Shareschemes

3. Period	1 September 2013 to 28 February 2014

4. Shares not issued at end of last period:	1,289,177

5. Shares issued/allotted during period:	Nil

6. Balance not yet issued/allotted at end of period and currently:	1,289,177

7. No. of shares originally listed and date of admission:
 On 1 August 2005, following NG’s
capital consolidation, a total of
2,712,727,627 New Ordinary Shares of
11 17/43 pence
 were in issue.
 As at 28 February 2014, total shares
in issue were 3,854,339,684 of which
123,991,848 are held as treasury
shares, leaving a balance of
3,730,347,836 shares with voting
rights.

Note: Sharescheme operations continue to be satisfied by transfer of treasury shares, hence a further nil return.
—
Contact: Robin Kerner (020 7004 3223)

3 March 2014

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 28 February 2014 consisted of 3,854,339,684 ordinary shares, of which 123,991,848 were held as treasury shares; leaving a balance of 3,730,347,836 shares with voting rights.

The figure of 3,730,347,836 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure and Transparency Rules.

Contact: A Morgan, Assistant Company Secretary, (0207 004 3228).

National Grid plc (“NG”)

Monday 10th February 2014

Notification of Directors’ Interests

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NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Ogier Corporate Services (UK) Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 33,998 NG ordinary shares, on 7 February, under the scheme was confirmed by the Trustee on 7th February, at a price of 789.2496 pence per share, on behalf of some 2,800 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	15 Ordinary Shares

Andrew Bonfield	16 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,324,846 Ordinary Shares

Andrew Bonfield	962,090 Ordinary Shares

— —
Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).